15th February 2002
Number: 11/02

BHP Billiton to Close Tower Colliery

BHP Billiton today announced it would close the Tower Colliery, located in New South Wales Australia, by December 2002.

President BHP Billiton Illawarra Coal Wayne Isaacs said a concerted effort had been made to reduce operating costs. However this was impacted by several factors including limited coal recovery capacity and significant geological problems.

Underground development work will cease in April 2002, at which time
60 employees will become redundant. Tower Colliery currently produces about
1.4 million tonnes per annum of metallurgical coal, predominantly for the Port Kembla Steelworks. Following closure, this production will be sourced from BHP Billiton's other collieries in the Illawarra region.

"The social and environmental impact of the colliery's closure has been a focus point for BHP Billiton, with much effort placed on minimizing the impact on Tower's employees," Mr Isaacs said.

"It is a difficult time, but we will ensure all employee entitlements will be paid in full, and all suppliers', contractors, and creditors' invoices will be honored. Transitional counseling and financial planning seminars will also be available for displaced employees."

Production work will continue at Longwall 20 with a reduced workforce of 75 until the completion of coal extraction in December 2002. At this stage, gas drainage will cease, longwall equipment will be stood down and ventilation roadways transferred to Appin Colliery. Remaining employees from the operation will receive redundancy arrangements at this time.

BHP Billiton is progressively rationalizing its Illawarra coal operations into increasingly more productive and cost effective operations. As such, the Group will concentrate on expanding the West Cliff and Appin mines in the No.1 Seam deposit to achieve maximum synergies and contain costs.

In addition the Dendrobium mine, currently under development, is scheduled to commence commissioning in 2005. No.3 Seam operations will continue at Eloura Colliery until reserves are depleted in late 2004.

The strategy is designed to further move Illawarra Coal's operations into the lower cost quartile while being able to continue the supply of premium coking coal to customers.

"While the coking coal market is relatively strong at present, we must make the tough decisions now to ensure Illawarra coal's long term future,"
Mr Isaacs said.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com


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